UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                             Brooke B. Roney

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
                             Brooke B. Roney        :  United States of America

                         5  SOLE VOTING POWER
                             Brooke B. Roney        : 1,722,543 **SEE ITEM 4
 NUMBER OF
   SHARES                6  SHARED VOTING POWER
BENEFICIALLY                 Brooke B. Roney        : 1,785,199 **SEE ITEM 4
  OWNED BY
    EACH                 7  SOLE DISPOSITIVE POWER
 REPORTING                   Brooke B. Roney        :  1,722,543 **SEE ITEM 4
PERSON WITH:
                         8  SHARED DISPOSITIVE POWER
                             Brooke B. Roney        : 1,785,199 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Brooke B. Roney        : 3,507,742 **SEE ITEM 4


10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             Brooke B. Roney        : 10.1%


12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             Brooke B. Roney        :  IN


                               Page 2 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                             Denice R. Roney

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                             Denice R. Roney        :  United States of Americ

                         5  SOLE VOTING POWER
 NUMBER OF                   Denice R. Roney        : 1,722,542 **SEE ITEM 4
  SHARES
BENEFICIALLY             6  SHARED VOTING POWER
  OWNED B                    Denice R. Roney        : 62,657 **SEE ITEM 4
   EACH
 REPORTING               7  SOLE DISPOSITIVE POWER
PERSON WITH                  Denice R. Roney        :  1,722,542 **SEE ITEM 4

                         8  SHARED DISPOSITIVE POWER
                             Denice R. Roney        : 62,657 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Denice R. Roney        : 1,785,199 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                             Denice R. Roney        : 5.4%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                             Denice R. Roney        :  IN

                                Page 3 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


Item 1
     (a)  Name of Issuer

          The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

     (b) Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2
     (a) Name of Person Filing

          This report is being filed by Brooke B. Roney and Denice R. Roney, husband and wife (referred to individually by name and referred to collectively as the "Reporting Persons").

     (b) Address of Principal Business Office or, if none, Residence

          The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

     (c) Citizenship The Reporting

          Persons are both citizens of the United  States of America.

     (d) Title of Class of Securities

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

     (e) CUSIP  Number

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.   Not applicable.

Item 4.   Ownership.

          Brooke B. Roney

       a) Brooke B. Roney beneficially owns or may be deemed to beneficially own 3,507,742 shares of Class A Common Stock as follows: 832,420 shares of Class A Common Stock, and 2,675,322 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Brooke
          B. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 3,507,742 shares of Common Stock referenced above: 401,210 shares of Class A Common Stock and 1,321,332 shares of Class B Common Stock held directly by his wife, Denice R. Roney; and 30,000 shares of Class A Common Stock and 32,657 shares of Class B Common Stock held indirectly as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

       b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,675,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Brooke B. Roney would beneficially own or may be deemed to beneficially own 3,507,742 shares of Class A Common Stock which would constitute 10.1% of the number of shares of the then outstanding Class A Common Stock.

                                Page 4 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5


          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,675,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, he would beneficially own or may be deemed to beneficially own 3,507,742 shares of Class A Common Stock which would constitute 0.6% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 2,675,322 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, he would beneficially own or may be deemed to beneficially own 832,420 shares of Class A Common Stock and 2,675,322 shares of Class B Common Stock which would constitute 4.8% of the aggregate voting power of the Issuer and 4.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

       c) (i) Assuming conversion of all outstanding 1,321,333 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has sole power to vote or direct the vote, Brooke B. Roney would have sole power to vote or direct the vote of 1,722,543 shares of Class A Common Stock held directly.

          (ii) Assuming conversion of all outstanding 1,353,989 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has shared power to vote or direct the vote, Brooke B. Roney would have shared power to vote or direct the vote of 1,785,199 shares of Class A Common Stock as follows: 1,722,542 shares of Class A Common Stock held directly by his wife, Denice R. Roney; and 62,657 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

          (iii) Assuming conversion of all outstanding 1,321,333 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has sole power to dispose or direct the disposition, Brooke B. Roney would have sole power to dispose or direct the disposition of 1,722,543 shares of Class A Common Stock held directly.

          (iv) Assuming conversion of all outstanding 1,353,989 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Brooke B. Roney, with respect to which he has shared power to dispose or direct the disposition, Brooke B. Roney would have shared power to dispose or direct the disposition of 1,785,199 shares of Class A Common Stock as follows: 1,722,542 shares of Class A Common Stock held directly by his wife, Denice R. Roney; and 62,657 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

          Denice R. Roney:

      (a) Denice R. Roney beneficially owns or may be deemed to beneficially own 1,785,199 shares of Class A Common Stock as follows: 431,210 shares of Class A Common Stock and 1,353,989 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Denice R. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,785,199 shares of Common Stock referenced above: 30,000 shares of Class A Common Stock and 32,657 shares of Class B Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of

                               Page 5 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

          the Issuer. Assuming conversion of all outstanding 1,353,989 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 1,785,199 shares of Class A Common Stock which would constitute 5.4% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,353,989 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 1,785,199 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,353,989 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, she would beneficially own or may be deemed to beneficially own 431,210 shares of Class A Common Stock and 1,353,989 shares of Class B Common Stock which would constitute 2.4% of the aggregate voting power of the Issuer and 2.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 1,321,332 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has sole power to vote or direct the vote, Denice R. Roney would have sole power to vote or direct the vote of 1,722,542 shares of Class A Common Stock held directly.

          (ii) Assuming conversion of all outstanding 32,657 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has shared power to vote or direct the vote, Denice R. Roney would have shared power to vote or direct the vote of 62,657 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

          (iii) Assuming conversion of all outstanding 1,321,332 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has sole power to dispose or direct the disposition, Denice R. Roney would have sole power to dispose or direct the disposition of 1,722,542 shares of Class A Common Stock held directly.

          (iv) Assuming conversion of all outstanding 32,657 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Denice R. Roney, with respect to which she has shared power to dispose or direct the disposition, Denice R. Roney would have shared power to dispose or direct the disposition of 62,657 shares of Class A Common Stock held indirectly as a co-trustee of The Brooke Brennan and Denice Renee Roney Foundation.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                               Page 6 of 8 Pages

                          SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

          Not applicable.

Item 8.   Identification and classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.


                               Page 7 of 8 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5





                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Brooke B.Roney
                                        By:     Brooke B. Roney
                                        Dated:  February 10, 2000


                                        /s/ Denice R. Roney
                                        By:     Denice R. Roney
                                        Dated:  February 10, 2000

                               Page 8 of 8 Pages